Exhibit 21.1
SUBSIDIARIES OF ZILLOW GROUP, INC.
The following is a list of subsidiaries of the company as of December 31, 2019, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Name	Place of Organization

Zillow, Inc.	Washington Corporation

Zillow Group Marketplace, Inc.	Washington Corporation

Zillow (Canada), Inc.	British Columbia Corporation

Trulia, LLC	Delaware Limited Liability Company

Signpost Homes, Inc.	Washington Corporation

Zillow Homes, Inc.	Delaware Corporation

Zillow Home Loans, LLC	Kansas Limited Liability Company

SPH Property One, LLC	Delaware Limited Liability Company

SPH Property Two, LLC	Delaware Limited Liability Company

SPH Property Three, LLC	Delaware Limited Liability Company